Exhibit 99.1

BIGLARI HOLDINGS PROPOSES TO ACQUIRE FREMONT MICHIGAN INSURACORP, INC. FOR $29 PER SHARE IN CASH

SAN ANTONIO, TX — October 11, 2010 — Biglari Holdings Inc. (NYSE: BH) today announced a proposal to acquire 100% of the issued and outstanding shares of common stock of Fremont Michigan InsuraCorp, Inc. (OTC Bulletin Board: FMMH.OB) that it does not already own for a purchase price of $29 per share in cash. The purchase price represents a 41% premium over the closing price of Fremont’s common stock on October 11, 2010. Biglari Holdings is presenting its proposal to the Fremont Board, expecting its Board to exercise its fiduciary duties and therefore meet with Biglari Holdings to reach a mutually satisfactory transaction.

Forward-Looking Statements

This news release may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements which may concern anticipated future results are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed here. Biglari Holdings cautions readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations. Biglari Holdings does not update publicly or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Further information on the types of factors that could affect Biglari Holdings and its business can be found in the company’s filings with the SEC.

CONTACT:  Duane Geiger, +1-317-633-4100